FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For 15 July, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of a change in the interests in Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the undermentioned Director arising from the purchase of Ordinary Share ADRs on 5 July 2002 from the reinvestment of the dividend paid to Ordinary Share ADR holders on the 5 July 2002 through the US Global BuyDirect Plan administered by The Bank of New York, which Mr McArthur entered on 4 May 1997:-

Mr J H McArthur	Beneficial interest in 29.2287 Ordinary Share ADRs purchased at a price of US$ 41.3894 per ADR.

Mr McArthur and the Company were advised of this information on 12 July 2002.

S M Bicknell
Company Secretary

15 July 2002

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

11 July 2002 — The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 12 July 2002, that as a result of movement in the fund on the 11 July 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,127,106 to 18,132,793 at an average price of $38.80.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

12 July 2002

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the under-mentioned director arising from the purchase of Ordinary Share ADRs on 5 July 2002 from the reinvestment of the dividend paid to Ordinary Share ADR holders on the 5 July 2002 through the US Global BuyDirect Plan administered by The Bank of New York:-

Mr D F McHenry	Beneficial interest in .2240 of an Ordinary Share ADR purchased at a price of $41.3894 per ADR.

Mr McHenry and the Company were advised of this information on 12 July 2002.

S M Bicknell
Company Secretary

15 July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 15 July, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc